As filed with the Securities and Exchange Commission on May 6, 2022

Registration No. 333-264398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

To
 Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRENMILLER ENERGY LTD.

(Exact name of registrant as specified in its charter)

State of Israel	4961	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avraham Brenmiller Chief Executive Officer 13 Amal St. 4th Floor, Park Afek Rosh Haayin, 4809249 Israel Tel: +972-77-693-5140	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Eric Victorson, Esq.	Amir Shachar, Adv.
Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: +1-212-660-3000	Shibolet & Co. Museum Tower, 4 Berkowitz Tel Aviv-Yafo, 6423806 Tel: +972-3-307-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-264398) of Brenmiller Energy Ltd. is being filed solely for the purpose of filing a revised Exhibit 5.1 to the Registration Statement. Accordingly, this Amendment consists of the facing page, this explanatory note, Part II of the Registration Statement (including the signature page and the exhibits index) and the filed exhibit only. The prospectus, constituting Part I of the Registration Statement, is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Israeli Companies Law, 1999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, provide that a company may indemnify an officeholder against the following liabilities and expenses incurred for acts performed by him or her as an officeholder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an officeholder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such officeholder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an officeholder in connection with an Administrative Procedure under the Israeli Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Israeli Securities Law.

●	any other liability or expense for which it is permitted and/or will be permitted to indemnify an officeholder.

The Companies Law also permits a company to undertake in advance to indemnify an officeholder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

Under the Companies Law, exculpation, indemnification and insurance of officeholders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of officeholders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders.

The maximum indemnification amount set forth in such letters to all of our officeholders is limited to an amount equal to the higher of $ 5,000,000 and 25% of our total shareholders’ equity, neutralizing a provision made for such indemnification, as reflected in our most recent financial statements (annual or quarterly) prior to the date on which the indemnity payment is made. The maximum amount set forth in such letters is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and officeholders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an officeholder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association provide that we may exculpate, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Exculpation letters were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exculpate or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exculpation, indemnification and insurance of officeholders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain officeholders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since April 20, 2019, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On June 14, 2020, we completed a capital raising of $1.4 million through a private offering to Y.D. More Investments Ltd. in which 416,665 Ordinary Shares and 499,998 non-marketable warrants that can be exercised into 249,999 Ordinary Shares were issued. Each warrant is exercisable for a period of four years from issuance, at the price of NIS 18. The consideration received for the warrants and the shares was recorded on a relative fair value basis.

On June 4, 2020, an investment agreement was signed between the Company and Mr. Rani Zim, including through companies under his control and/or those on his behalf. On July 23, 2020, and after the approval of the Company's General Meeting, the transaction was completed, in which we issued Mr. Zim and Mr. Yoav Kaplan a total of 2,093,024 Ordinary Shares for consideration of $5.3 million. Following the completion of the said transaction, Mr. Kaplan was appointed as a director of the Company.

On July 23, 2020, upon the execution of the investment agreement described above, the two convertible loans made to the Company during September-October 2019 were automatically converted according to their terms. In this framework, the cumulative debt and interest of approximately $1.7 million was converted into 834,573 Ordinary Shares.

On August 2, 2020, the board of directors approved the grant of 461,500 share options that can be exercised to 230,750 Ordinary Shares to officers, employees of the Company and a service provider. The options were allotted on September 13, 2020. Each two options are exercisable into one ordinary share for a consideration of NIS 26. The options vest evenly over four years from September 13, 2020, which is the date they were granted. The economic estimated value of the options totaled $664 thousand, calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation between 78% -105% and risk-free interest of 0.1%. The degree of volatility is based on the historical volatility of the Company's share for the corresponding periods over the expected life of the option up to the date of exercise, which is approximately 2.5 years on average.

On November 16, 2020, we issued warrants in a public offering in TASE under a Shelf Offering Report, which included 400,000 series 2 warrants and 400,000 series 3 warrants, exercisable, in the aggregate, to 400,000 Ordinary Shares. The total gross proceeds received in the offering amounts to approximately $0.74 million, before issuance expenses. Series 2 are exercisable for NIS 48 per two warrants, to one ordinary share for a period of one year. Series 3 are exercisable for NIS 70 per two warrants, to one ordinary share for a period of three years. Under an arrangement offered by the Company to the holders of its series 2 and 3 warrants, approved by the district court in Lod on October 26, 2021, and after the approval of a special general meeting of the abovesaid warrant holders, the period for exercise of the above warrants was extended by one year (through November 15, 2022, for series 2 and November 15, 2024 for series 3). All other terms of the warrants remain unchanged. As of the date of this registration statement, none of the aforementioned warrants have been exercised.

On February 8, 2021, we completed an offering pursuant to a Shelf Offering Report. As part of the offering, 314,215 Ordinary Shares were issued to the public. The total gross immediate consideration we received amounted to approximately $3.0 million, before issuance expenses.

On February 18, 2021, we completed a capital raising in an amount of approximately $5.6 million by means of a private offering to Psagot Investment House Ltd. in which 600,500 Ordinary Shares were issued.

In July 2021, the board of directors approved the grant of 144,432 non-marketable and non-transferrable share options, that are exercisable into 72,216 Ordinary shares of NIS 0.02 par value of the Company to a provider of services to the Company, who serves in the role of Chairman of the Advisory Committee.

On October 31, 2021, the board of directors approved the grant of 486,500 non-marketable share options to 26 officers, employees and advisors of the Company, under our 2013 global incentive option plan. Every two options are exercisable into 1 Ordinary Share of NIS 0.02 par value of the Company (subject to adjustments), for NIS 19.4, in a cashless exercise manner, in which the grantor will receive Ordinary Shares that reflect the benefit component in the realized options. The option vest in three equal portions over a period of three years and expire after 10 years from the grant date.

On December 30, 2021, pursuant to the Private Placement, we issued 1,670,310 Ordinary Shares to the selling shareholders identified in this registration statement. The aggregate gross proceeds from the First Closing of the Private Placement were approximately $7.5 million.

The anticipated gross proceeds from the Second Closing of the Private Placement are $7.5 million.

In connection with the Private Placement, the Company will pay a third party a transaction fee, which consists of $275,000 and the grant of 107,192 non-marketable options, exercisable into 53,596 Ordinary Shares with an exercise price of NIS 14.18 per ordinary share (which are included in the amount of 15,430,234 Ordinary Shares that will be issued and outstanding after the completion of this offering).

On February 9, 2022, the annual and extraordinary shareholders’ meeting of the Company approved grants to the below key management personnel of options to purchase Ordinary Shares, as follows:

Mr. Avraham Brenmiller	150,000 options
Mr. Nir Brenmiller	75,000 options
Mr. Doron Brenmiller	75,000 options

The options vest in three equal bunches over a period of three years. Each option is exercisable into one Ordinary Share, with the following exercise prices: the first bunch is exercisable at NIS 40 (approximately $12.44) per ordinary share; the second bunch is exercisable at NIS 60 (approximately $18.66) per ordinary share; and the third bunch is exercisable at NIS 80 (approximately $24.88) per ordinary share. Conversion rates are based on the exchange rate on February 9, 2022 when approved.

On February 9, 2022, the board of directors approved the grant of 25,000 options to purchase 25,000 Ordinary Shares to an employee of the Company, based on the terms of the 2013 options plan.

Prior to April 20, 2019 the following sales of securities were made, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On February 27, 2018, as part of a public offering on TASE, we sold 600,000 Ordinary Shares and 1,200,000 warrants, exercisable to 600,000 Ordinary Shares. Every 2 warrants are exercisable to 1 Ordinary share of NIS 0.02 par value, for NIS 34 per share, for a period of 2 years.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
3.1#	English translation of Articles of Association of Brenmiller Energy Ltd.
5.1*	Opinion of Shibolet & Co., Israeli counsel to Brenmiller Energy Ltd.
10.1#+	English translation of Form of Indemnification Agreement.
10.2#+	Brenmiller Energy Ltd. Stock Option Plan.
10.3#+	Brenmiller Energy Ltd. Compensation Policy.
10.4#^	Securities Purchase Agreement, dated October 29, 2021, by and between Brenmiller Energy Ltd. and the investors listed therein.
10.5#	English translation of Founders’ Agreement, dated December 21, 2021, by and between Brenmiller Energy Ltd., Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. and Yoram Cohen.
21.1#	List of Subsidiaries.
23.1#	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited independent registered public accounting firm.
23.2*	Consent of Shibolet & Co., (included in Exhibit 5.1).
24.1#	Power of Attorney (included on signature page to the Registration Statement on Form F-1).
107#	Filing Fee Table

*	Filed herewith.
#	Previously filed.
^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
+	Management contract or compensatory plan or arrangement.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosh Haayin, Israel on May 6, 2022.

BRENMILLER ENERGY LTD.

By:	/s/ Avraham Brenmiller
Avraham Brenmiller
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Avraham Brenmiller	Chief Executive Officer, Director, Chairman of the Board of Directors	May 6, 2022
Avraham Brenmiller	(Principal Executive Officer)

/s/ Ofir Zimmerman	Chief Financial Officer	May 6, 2022
Ofir Zimmerman	(Principal Financial and Accounting Officer)

*	Director	May 6, 2022
Doron Brenmiller

*	Director	May 6, 2022
Eitan Machover

*	Director	May 6, 2022
Nava Swersky Sofer

*	Director	May 6, 2022
Nir Brenmiller

*	Director	May 6, 2022
Yoav Kaplan

*	Director	May 6, 2022
Ziv Dekel

*By:	/s/ Avraham Brenmiller
Avraham Brenmiller Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of Brenmiller Energy Ltd., has signed this registration statement on May 6, 2022.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Managing Director